August 15, 2011	News Release 11-20

Silver Standard Announces Senior Management Change

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today that Tom S. Q. Yip, Vice President and Chief Financial Officer will resign from the Company effective August 31, 2011, and return to the United States to spend more time with his family.

“We appreciate all of Tom’s contributions to Silver Standard over the last four years and wish him well in the future,” said John Smith, President and CEO of Silver Standard.

Tom is committed to ensuring a seamless transition. Matthew Freeman, Corporate Controller, will assume responsibilities for the Company’s accounting and finance functions on an interim basis while the Company completes a comprehensive search for Tom’s successor.

For further information contact:

W. John DeCooman, Jr.
Vice President, Business Development and Strategy
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Statements contained in this news release that are not historical fact, are forward-looking statements and forward-looking information as those terms are defined in the Private Securities Litigation Reform Act of 1995 and Canadian Securities legislation. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. See the Company’s filings with the Securities and Exchange Commission or on SEDAR for a complete list of such risks and uncertainties.